EXHIBIT 3.3.1

AMENDMENT TO SECTION 2.2 OF THE BYLAWS OF COST PLUS, INC.

As of November 6, 2008, Section 2.2 of the Bylaws of Cost Plus, Inc., has been amended and restated in its entirety to read as follows:

2.2 Number. The number of directors of the corporation shall be not less than five (5) nor more than nine (9). The exact number of directors shall be nine (9) until changed, within the limits specified above, by a bylaw amending this Section 2.2, duly adopted by the Board of Directors or by the shareholders. The indefinite number of directors may be changed, or a definite number may be fixed without provision for an indefinite number, by a duly adopted amendment to the Articles of Incorporation or by an amendment to this bylaw duly adopted by the vote or written consent of holders of a majority of the outstanding shares entitled to vote; provided, however, that an amendment reducing the fixed number or the minimum number of directors to a number less than five cannot be adopted if the votes cast against its adoption at a meeting, or the shares not consenting in the case of an action by written consent, are equal to more than 16-2/3% of the outstanding shares entitled to vote thereon. No amendment may change the stated maximum number of authorized directors to a number greater than two times the stated minimum number of directors minus one.